

Positive Polar
May 28 at 5:14 PM .

Phytoplankton – The Ocean's Unsung Heroes
Phytoplankton are tiny but mighty! These microscopic organisms form the base of the marine food web, feeding everything from small fish 🐟 to massive whales 🐳 . Beyond that, they're climate superheroes . Through photosynthesis, phytoplankton absorb CO_2 from the atmosphere—helping the ocean take up about 25% of the carbon dioxide we emit yearly. A healthy ocean and planet depend on these little wonders!

Stay tuned as we reveal in coming weeks how Positive Polar will support phytoplankton growth and overall ocean health for the good of us all.

Join us! It´s not only an expedition...
It's an Outdoor Wildlife Adventure
on a Mission to Help the Planet!

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#positivepolar #ocean #OceanRestoration #phytoplankton #science #oceanscience #beauty #cruise #expeditioncruise #proud #hapinnes #joy #lifestyle See less

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